TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FILES FINAL BASE SHELF PROSPECTUS

Toronto, Ontario, April 6, 2016 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced it has obtained a receipt for a final short form base shelf prospectus further to its filing of a renewed preliminary short form base shelf prospectus, previously announced on March 28, 2016. Both documents have been filed with the securities regulators in each province and territory of Canada, except for the Province of Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to make offerings of common shares, first preference shares, second preference shares, debt securities, warrants, subscription receipts or any combination thereof of up to US$1 billion during the next 25 months in the United States and Canada, except for the Province of Quebec. The net proceeds from any such offerings may be used by the Company to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The Company's previous base shelf prospectus was never drawn upon. The Company filed this final base shelf prospectus to maintain financial flexibility but has no immediate intention to undertake an offering.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
 http://www.iamgold.com/French/accueil/default.aspx.